CM 3/10

03012388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH. D.C.

SEC FILE NUMBER
8- 52843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter 212.219.6080
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael Richter swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of February 14, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MACHLI BEAUSEJOUR
Notary Public, State of New York
No. 01BE5033806
Qualified in Kings County
Commission Expires Sept. 26, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 4, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and Cash Equivalents	$2,906,135
Due from Clearing Broker	53,480
Due from Other Brokers	887,814
Property and Equipment (less accumulated depreciation of $45,061)	49,379
Other Assets	42,932
Total Assets	$3,939,740
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Due to clearing broker	$ 503,171
Due to other brokers	287,220
Accrued expenses and other liabilities	185,823
Total liabilities	976,214
Members' Equity	2,963,526
Total Liabilities and Members' Equity	$3,939,740

See Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS ACTIVITY:

Lime Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business on a fully disclosed basis with Penson Financial Services, Inc. (the "Clearing Broker") pursuant to a clearing agreement. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records commission, fee and rebate income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are recorded on a trade-date basis.

Office equipment and furniture are depreciated on an accelerated basis over the economic useful lives of the assets.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these amounts.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash and cash equivalents.

No provision is made in the accompanying financial statements for liabilities for federal and state income taxes since such liabilities are the responsibility of the individual Members. The Company is subject to New York City unincorporated business taxes.

3. DUE FROM/TO BROKERS:

The Company conducts business with the Clearing Broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Broker pursuant to the clearance agreement. At December 31, 2002, substantially all of the receivable from the Clearing Broker represents the required deposit of $50,000 with the Clearing Broker pursuant to the clearance agreement.

At December 31, 2002, the amount due to Clearing Broker includes clearing charges and customer commission adjustments payable to the Clearing Broker, net of commissions earned by the Company.

Certain customer trades are executed on Electronic Communications Networks ("ECNs") for which the Company receives rebates and incurs execution and other costs. At December 31, 2002, $887,814 of net rebates was due from the ECNs.

4. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Broker and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of the Clearing Broker to value the short positions daily and to obtain additional collateral where deemed appropriate.

For the year ended December 31, 2002, the Company earned approximately 60% of its net commissions and rebates in connection with transactions executed on behalf of a customer which is affiliated through common ownership.

5. MEMBERS' EQUITY:

Members' equity consists of the following at December 31, 2002:

Common units, authorized 1,000,000 units, issued and outstanding 600,000 units	$2,050,000
Accumulated earnings	913,526
	$2,963,526

6. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "Plan") for certain employees, members or service providers of the Company and its affiliates.

The Plan provides for the issuance of options to purchase a maximum of 400,000 common units. The granting of options is at the sole discretion of the board of directors. Options were initially granted on August 7, 2000 at an exercise price of $.04 per unit. Future option grants will have an exercise price not less than the fair market value at the date of grant. Generally, options vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or upon certain changes in ownership control of the Company, as defined, whichever is earliest to occur.

A summary of the status of the Company's options as of December 31, 2002, and changes during the year then ended, is presented below:

	Number of Units	Weighted-average Exercise Price
Outstanding at beginning of year	186,781	$.057
Canceled	(8,438)	.057
Outstanding at end of year	178,343	$.057

No options were issued or exercised in 2002. At December 31, 2002, 168,843 and 9,500 options were outstanding having exercise prices of $.04 and $.36, respectively.

7. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) which requires that net capital shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2002, the Company had net capital of $2,870,195, which exceeded its requirement of $65,080 by $2,805,115. The ratio of aggregate indebtedness to net capital was 0.34 to 1.

8. COMMITMENT:

On August 1, 2001, the Company entered into a noncancelable operating lease with a company affiliated through common ownership for office space. The lease, as amended, expires on December 31, 2003. The minimum payments due under this lease amount to $200,000. Rent paid to this affiliate amounted to $200,004 for the year ended December 31, 2002.